February 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:    Pershing Square SPARC Holdings, Ltd./DE

Amendment No. 5 to the Registration Statement on Form S-1/A

File No. 333-261376

Ladies and Gentlemen:

On behalf of Pershing Square SPARC Holdings, Ltd., a Delaware corporation (the “Company”), we are hereby transmitting this letter in connection with the filing with the Securities and Exchange Commission of the Company’s Amended Registration Statement on Form S-1 (“Amendment No. 5,” and the registration statement, as amended from time to time, the “Registration Statement”). The Company is filing Amendment No. 5 to delete information erroneously included in the Company’s Amendment No. 4 to the Registration Statement, filed on February 1, 2023. This letter is being submitted together with Amendment No. 5.

Please do not hesitate to contact Stephen Fraidin at (212) 504-6600 or Gregory P. Patti, Jr. at (212) 504-6780 with any questions you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Stephen Fraidin

Gregory P. Patti, Jr.

Via-E-mail:

cc:	William A. Ackman, Chairman, Chief Executive Officer, and Director of Pershing Square SPARC Holdings, Ltd./DE
Michael Gonnella, Chief Financial Officer of Pershing Square SPARC Holdings, Ltd./DE
Steve Milankov, Corporate Secretary of Pershing Square SPARC Holdings, Ltd./DE